EXHIBIT 99.11

CONSENT OF EXPERT

The undersigned hereby consents to the use of their report(s), the information derived therefrom and the reference to their name, including the information previously prepared by or reviewed by W. Paul Chawrun, which has been reviewed and approved by the undersigned, in each case, where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, and (ii) the Registration Statements on Form S-8 (File Nos. 333-257489 and 333-271496), in each case, of Centerra Gold Inc.

/s/ Christopher Richings
By: Christopher Richings
Vice President, Technical Services
Centerra Gold Inc.

Dated: March 27, 2025